For Immediate Release

LMS WORKING WITH MDADVANTAGE TO MINIMIZE

OBSTETRICAL RISKS

Montreal, Quebec, February 5th, 2008 – LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALMTM clinical information system and risk management software for obstetrics, today announced that it has entered into an agreement with MDAdvantage Insurance Company of New Jersey to license CALM Shoulder ScreenTM. MDAdvantage, a leading provider of medical professional liability insurance in New Jersey, delivers a full range of services and tools to help physicians reduce risk exposure in their practice to improve the quality of patient care.

CALM Shoulder Screen will assist insured obstetricians with managing the risks associated with shoulder dystocia. Shoulder dystocia occurs when a baby’s shoulder gets stuck behind the mother’s pubic bone during childbirth. It is one of the most feared conditions that can occur during labor and delivery. Potential injuries include brachial plexus impairment, brain damage and sometimes death. In the coming weeks, MDAdvantage will begin implementing this innovative tool, working closely with an initial group of insured obstetricians.

“Offering CALM Shoulder Screen to our insured physicians is in line with our philosophy to support New Jersey physicians through the adoption of patient safety programs that minimize risk,” commented Patricia Costante, Chairman and CEO of MDAdvantage. “This LMS risk management tool provides a proactive, preventive approach to addressing a major challenge in obstetrics.”

“With shoulder dystocia related injuries having been high exposure claims, this is a natural fit for insurance carriers,” commented Diane Côté, CEO of LMS. “Now there is a tool that can help physicians in reducing clinical risks and improving patient outcomes.”

About MDAdvantage: MDAdvantage is a leading provider of medical malpractice insurance in New Jersey. More information about MDAdvantage Insurance Company of New Jersey is available at www.MDAdvantageonline.com or by calling 888-355-5551.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications

LMS Medical Systems Inc.

Tel: (514) 488-3461 Ext. 222

Fax: (514) 488-1880

investor@lmsmedical.com / www.lmsmedical.com

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.